BLUE BIRD CORPORATION
3920 Arkwright Road
Suite 200
Macon, GA 31210

January 3, 2022
VIA EDGAR AND EMAIL

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-3561
Attn: Gregory Herbers

Re:    Blue Bird Corporation
Registration Statement
on Form S-3 (No. 333-261858)

Ladies and Gentlemen:

We refer to the registration statement on Form S-3 (the “Registration Statement”) of Blue Bird Corporation (the “Company”), relating to the registration of the Company’s securities.

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests the acceleration of the effectiveness of the Registration Statement so that it may become effective at 5:00 p.m. (Eastern time) on January 5, 2022 or as soon as practicable thereafter. In making this request, the Company acknowledges that it is aware of its responsibilities under the Securities Act.

Please call Faiza N. Rahman at (212) 310-8235, of Weil, Gotshal & Manges LLP, to confirm the effectiveness of the Registration Statement.

Very truly yours,

Blue Bird Corporation

By: /s/ Paul Yousif
Name:    Paul Yousif
Title:     General Counsel and Corporate Treasurer